KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen Partner Phone (212) 715-9522 GSilfen@KramerLevin.com

September 13, 2017

VIA EDGAR
Alison White, Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Fiera Capital Small/Mid-Cap Growth Fund (the “Fund”),
a series of Fiera Capital Series Trust (the “Trust”)
Registration Statement on Form N-14
File No. 333-216134
Dear Ms. White:

Set forth below are the above-referenced Fund’s responses to the Staff’s comments received telephonically on August 29, 2017, relating to the Fund’s registration statement on Form N-14 (the “Registration Statement”), filed on July 31, 2017.

The Fund’s responses to the comments are set forth below.  For ease of reference, each comment is set forth in bold font and followed by the corresponding response.  Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.  Appendix A shows various key disclosure changes addressing the comments that are reflected in the Fund’s amended Registration Statement.

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000
990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800
47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01
www.kramerlevin.com

Ms. Alison White
September 13, 2017

General

1.	Please note that we will want to see the proxy card before accelerating the filing.

Noted.

2.
Please note the following open items that need to be completed: cap table, financial highlights for the target fund for 5/31/17, consents and incorporation by reference to the target fund’s annual report.

Noted.

Shareholder Letter (page 2)

3.
The last sentence of the first paragraph states: “FCI has agreed to reduce the management fee so that the New Fund’s management fee would be [5 bps] less than the Existing Fund’s management fee for the initial three year period of the New Fund’s operations.” Please note here (and wherever else the reduction in management fee is referenced) that the reduction in management fee will not be passed on to shareholders and that after the initial three year period, shareholders may pay higher total expenses for the New Fund.

The requested disclosure has been added as applicable.

4.	Please change any references to “bps” to “basis points.”

The requested change has been made.

Q&A (page 7)

5.
In Q&A #6 – What will happen if the Reorganization is not approved, please be more specific regarding what types of “further actions” the board may take if the Reorganization is not approved. The same comment applies to page 14 as well.

The requested clarification has been made.

“Synopsis-Reasons for the Reorganization and Board Deliberations” (pages 13-17)

6.
The first bullet point states “the New Fund and the Existing Fund have the same investment objective, and substantially similar fundamental investment policies, principal investment strategies and principal risks.” What about the fact that the New Fund has several risks (e.g., technology) that are not applicable to the Existing Fund? Please advise or revise.

As a practical matter, given that the entire Existing Fund portfolio will be transferred to, and comprise the entirety of, the New Fund, the investment risks for investors are effectively unchanged. The New Fund’s risk disclosure has only been enhanced somewhat to conform to the disclosure style of the New Fund.

7.	Please disclose whether the Board considered capital loss carryforwards.

The New Fund will succeed to the tax attributes of the Existing Fund, including the capital loss carryforwards of the Existing Fund, which will not be affected by the Reorganization.  As a result, the use of capital loss carryforwards was not a material factor considered by the Board.

Ms. Alison White
September 13, 2017

8.
The first sentence in the paragraph after the bullet points states: “After evaluating all of the information and factors above, as well as other information and factors deemed relevant by the Existing Fund Board . . .”  What other factors were deemed relevant by the Board? Please specify.

The referenced clause, “as well as other information and factors deemed relevant by the Existing Fund Board,” has been deleted.

9.
Pg. 14 – “Comparison of the Existing Fund and the New Fund”: please confirm in your response that the objectives and principal strategies of the New Fund are substantially identical to the Existing Fund’s objectives and principal strategies.

Confirmed.

10.	Pg. 16 – “Investment Advisory Services”: In your response, please explain the relationship between Apex and Fiera.

Apex is a trade-name being used by FCI which serves as the investment adviser for both the Existing Fund and the New Fund.

11.
In the same paragraph, “FCI will be the investment adviser of the New Fund under an investment advisory agreement with the New Fund . . . that, for the first three (3) fiscal years of the New Fund’s operations, will provide for an annual management fee rate of [0.95%], which is [5bps] less than the management fee of the Existing Fund.” Confirm that the lower management fee rate of 0.95% for the first 3 years is actually set forth in the management agreement and is not due to a waiver.

Confirmed.

12.	Pg. 17 – “Federal Tax Consequences of the Proposed Reorganization.” Please explain the impact of any capital loss carryforwards.

Please see Response # 7 above.

13.	Please confirm that there are no repositioning costs due to the Reorganization.

Confirmed.

Comparison Fee Tables and Examples (pg. 24)

14.
Expense Example: The 1 year expense example for both the Existing Fund and the New Fund and the 3 year example for the New Fund do not include acquired fund fees. Please revise the example to include the 1 basis point of acquired fund fees.

The requested revision has been made.

15.	“Expense Limitation Agreements” – Please disclose whether the recoupment provision with respect to amounts waived by the Adviser with respect to the predecessor fund carries over to the new fund.

The requested disclosure has been added.

Ms. Alison White
September 13, 2017

How to Redeem Shares (pages 38-39)

16.	Pg. 38 – “New Fund”: Disclosure states “payment of redemption proceeds will be made promptly.” Please disclose how many days is meant by promptly.

The requested disclosure has been added.

17.
Pg. 39 – Redemptions in Kind: Consider disclosing whether redemptions in kind will be made using a pro rata slice of the New Fund’s portfolio or individual securities or a representative basket of securities.

We note the comment.

Financial Highlights

18.
Pg. 46 “New Fund”: Disclosure states “The Institutional Class shares of the New Fund will be the successor to the accounting and performance information of the sole class of shares of the Existing Fund after consummation of the Reorganization.” Please clarify which of the parties to the Reorganization will be the accounting and performance survivor.

The requested disclosure has been added.  The Existing Fund will be the accounting and performance survivor following the Reorganization.

Pro Forma Financial Information (pg. 75)

19.	Please incorporate by reference the Existing Fund’s 5/31/17 Annual Report and specify which Fund will be the Survivor.

The requested disclosure has been added.

Part C: Other Information – Indemnification (pg. 76)

20.	If you are requesting acceleration, please include the indemnification provision required by Rule 484 of the Securities Act of 1933.

The requested provision has been added.

*          *          *          *          *

Ms. Alison White
September 13, 2017

In addition to the above, the Fund acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen

George Silfen